Exhibit 99.2

Exercise of Stock Options

Fiat Chrysler Automobiles N.V. announces that the Company’s Chief Executive Officer has exercised his stock options pursuant to the equity incentive plan entitling him to purchase 6,250,000 common shares of FCA and 6,250,000 shares of CNH Industrial N.V. (“CNHI”) at the aggregate price of €13.37 for one FCA share and one CNHI share. The plan expired on November 3, 2014 and any option not exercised by that date would have been forfeited. The shares so purchased have been sold on the regulated markets.

In addition the Chief Executive Officer has exercised his stock options pursuant to the equity incentive plan entitling him to purchase 10,670,000 FCA common shares and 10,670,000 CNHI common shares at the aggregate price of €6.583 for one FCA share and one CNHI share. Out of these shares 5,400,000 FCA shares and 4,957,357 CNHI shares have been sold on the regulated markets, for the sole purpose of funding the strike price and meeting the relevant tax liabilities. For the same reason additional sales of CNHI shares will take place in the following days.

As a result of these transactions the Chief Executive Officer increased his shareholding in FCA to 12,102,411 common shares.

Details relating to the plans as approved by the shareholders contemplating the stock options which have been exercised are contained in the Company’s Remuneration Report and in the Company’s Financial Statements. Details relating to the individual transactions are notified to the Netherlands Authority for the Financial Markets in accordance with applicable provisions of law and are published on such Authority’s website.

London, 4 November 2014

For further information:

tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

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